UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Earnings Release

Rio de Janeiro, July 28, 2009

contax

2009

2Q09

CTAX3: R$54.00

CTAX4: R$53.78

CTXNY: US$ 1.28

Market Cap: R$ 804.8 million

June 30, 2009

IR Contacts

Rodrigo Cuesta
+55(21) 31310692

Bruno Priuli
+55(21) 31310486

Michel Sarkis
+55(21) 31310009

ri@contax.com.br

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the second quarter of 2009 (2Q09).

The 2Q09 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee).

In order to ensure a better comparison between quarters, the 2Q08, 3Q08 and 4Q08 financial data were also adjusted in accordance with Law 11,638/07, the 1Q09 data having already been disclosed in accordance with said adjustments. Attachment 5 lists the adjustments to the quarterly income statements, based on the previously published figures without the impact of the Law, to obtain the results published on this date.

The financial information has been audited by independent auditors, while the operating information is unaudited.

Contents

About Contax	2
Highlights	3
Key Figures	3
Operating Performance	4
Workstations	4
Employees	5
Financial Performance	5
Net Operating Revenue (NOR)	6
Costs and Expenses	7
EBITDA	10
Depreciation	12
Net Financial Result	12
Net Income	13
Net Cash (Cash – Debt)	14
Investments (CAPEX)	14
Share Performance	15
Attachments	17
1. Income Statement	17
2. Balance Sheet	18
3. Cash Flow Statement	19
4. EBITDA Reconciliation	20
5. Adjustments related to Law 11,638/07	20
Disclaimer	21

About Contax

TNL Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is the largest outsourced contact center company in Brazil, specialized in the supply of complex contact center services covering the entire process chain, from designing the solution to implementing and operating the services, thereby helping clients to improve relations with their consumers and maximize the value of the services rendered.

Currently, Contax has a portfolio of 60 clients and operates in the customer service, debt collection, telemarketing and retention segments. Its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In June 2009, the Company had 73,371 employees and 33,837 workstations in 29 contact centers in 7 Brazilian states.

The consolidated results of Contax Participações S.A. presented herein include the results of Todo BPO and Soluções em Tecnologia S.A. which main business is to supply technology management services for contact centers.

Highlights

  Net Operating Revenue (NOR) came to R$ 540.5 million, 30.5% more than the 2Q08 and 9.6% down on the 1Q09.

  EBITDA totaled R$ 79.8 million, 38.0% up year-on-year and 46.9% higher than the previous quarter.

  The Company posted 2Q09 Net Income of R$ 29.8 million, 43.3% more than in the 2Q08 and 94.5% up quarter-on-quarter.

  The Company closed the 2Q09 with 33,837 workstations invoiced, 17.8% more than in the 2Q08 and 3.8% up quarter-on-quarter.

  The workforce totaled 73,371 at the close of June, 13.0% up year-on-year and 1.8% higher than the 1Q09.

  The Annual Shareholders’ Meeting of April 7, 2009 approved the payment of dividends in the amount of R$ 50.0 million, which occurred on April 27, 2009.

  In the 2Q09, Contax had four cases awarded by Abemd (the Brazilian Direct Marketing Association) and received the Best Contact Center of the Year award for the second consecutive year in the large operations category, as well as the Contact Center of the Decade award, both granted by Consumidor Moderno.

Key Figures

Quarterly Data					2Q09 vs. 1Q09	2Q09 vs. 2Q08
Key Figures		2Q09	1Q09	2Q08	Δ%	Δ%
Workstations*	(units)	33,837	32,610	28,734	3.8%	17.8%
Employees*	(units)	73,371	74,721	64,933	-1.8%	13.0%
Net Revenues	(R$ Million)	540.5	493.4	414.3	9.6%	30.5%
EBITDA	(R$ Million)	79.8	54.3	57.8	46.9%	38.0%
EBITDA Margin	(%)	14.8	11.0	14.0	3.8 p.p.	0.8 p.p.
Net Income	(R$ Million)	29.8	15.3	20.8	94.5%	43.3%
Cash*	(R$ Million)	283.7	313.8	341.4	-9.6%	-16.9%
Debt*	(R$ Million)	235.6	239.7	247.4	-1.7%	-4.8%
Net Cash*	(R$ Million)	48.1	74.0	94.0	-35.0%	-48.8%
Capex	(R$ Million)	38.6	51.5	35.4	-24.9%	9.2%
* Final position in each period

Half-yearly Data				6M09 vs. 6M08
Key Figures		6M09	6M08	Δ%
Workstations*	(units)	33,837	28,734	17.8%
Employees*	(units)	73,371	64,933	13.0%
Net Revenues	(R$ Million)	1,033.9	805.7	28.3%
EBITDA	(R$ Million)	134.2	112.1	19.7%
EBITDA Margin	(%)	13.0	13.9	-0.9 p.p.
Net Income	(R$ Million)	45.1	40.2	12.2%
Cash*	(R$ Million)	283.7	341.4	-16.9%
Debt*	(R$ Million)	235.6	247.4	-4.8%
Net Cash*	(R$ Million)	48.1	94.0	-48.8%
Capex	(R$ Million)	90.1	61.5	46.7%
* Final position in each period

Operating Performance

Workstations

The Company increased the number of workstations, closing June 2009 with 33,837 in operation, a substantial 5,103, or 17.8%, growth on the 2Q08. This growth was due, in order of importance, to: i) larger demand from existing clients, fueled by their organic growth; ii) new business from existing clients; and (iii) the entry of new clients.

In relation to the 1Q09, the number of workstations moved up by 1,227, or 3.8%, mainly reflecting the increase in workstations related to large-scale customer service operations from clients acquired in the 4Q08 whose main revenue impact was felt as of the 2Q09.

Employees

The workforce totaled 73,371 at the close of June, 13.0% up year-on-year, due to higher service volume. In comparison with the 1Q09, the headcount fell by 1.8%, thanks to increased productivity and the consequent adjustment of the workforce.

Financial Performance

Quarterly Data				2Q09 vs. 1Q09	2Q09 vs. 2Q08
(R$ Thousand)	2Q09	1Q09	2Q08	Δ%	Δ%
Net Revenues	540,533	493,358	414,268	9.6%	30.5%
Cost of Services Rendered	(420,906)	(402,692)	(330,611)	4.5%	27.3%
Personnel	(334,899)	(316,207)	(263,332)	5.9%	27.2%
Third-party	(60,332)	(58,892)	(48,084)	2.4%	25.5%
Rent and Insurance	(22,543)	(24,188)	(16,544)	-6.8%	36.3%
Other	(3,132)	(3,405)	(2,652)	-8.0%	18.1%
SG&A	(34,840)	(34,317)	(21,655)	1.5%	60.9%
Other Oper.Inc.&Exp., net	(4,965)	(2,002)	(4,161)	148.0%	19.3%
EBITDA	79,822	54,347	57,842	46.9%	38.0%
Deprec. & Amort.	(28,972)	(28,055)	(23,581)	3.3%	22.9%
EBIT	50,850	26,292	34,261	93.4%	48.4%
Financ. Res., net	(5,658)	(2,107)	(1,373)	168.5%	312.1%
Other Inc.& Exp., net	(961)	-	(126)	n.m.	n.m.
Income before inc.tax	44,231	24,185	32,762	82.9%	35.0%
Inc. Tax & Social Contr.	(14,667)	(9,133)	(11,987)	60.6%	22.4%
Minority Interest	209	255	-	-18.0%	n.m.
Net Income	29,773	15,307	20,775	94.5%	43.3%
n.m. not measured

Half-yearly Data			6M09 vs. 6M08
(R$ Thousand)	6M09	6M08	Δ%
Net Revenues	1,033,891	805,667	28.3%
Cost of Services Rendered	(823,599)	(644,915)	27.7%
Personnel	(651,106)	(513,362)	26.8%
Third-party	(119,225)	(93,400)	27.6%
Rent and Insurance	(46,730)	(32,396)	44.2%
Other	(6,538)	(5,757)	13.6%
SG&A	(69,157)	(41,313)	67.4%
Other Oper.Inc.&Exp., net	(6,969)	(7,320)	-4.8%
EBITDA	134,166	112,119	19.7%
Deprec. &Amort.	(57,026)	(46,134)	23.6%
EBIT	77,140	65,985	16.9%
Financ. Res., net	(7,765)	(2,951)	163.1%
Other Inc.& Exp., net	(959)	(112)	n.m.
Income before inc.tax	68,416	62,922	8.7%
Inc.tax & Social Contr.	(23,800)	(22,746)	4.6%
Minority Interest	464	-	n.m.
Net Income	45,080	40,176	12.2%
n.m. not measured

Net Operating Revenue (NOR)

Net Operating Revenue (NOR) totaled R$ 540.5 million in the 2Q09, a hefty 30.5%, or R$ 126.2 million, up on the 2Q08. The main drivers were: i) the increased volume of operations with existing clients (R$ 89.2 million), especially in the telecom and financial sectors; ii) contractual price adjustments (R$ 24.5 million) to reflect cost hikes; and iii) new businesses in several segments, including retail, financial and services (R$ 12.5 million). In comparison to the 1Q09, the R$ 47.2 million or 9.6% increase in NOR was essentially due to the R$ 31.7 million upturn in sales volume with existing clients and contractual price adjustments totaling R$15.5 million.

In product terms, customer service continued to account for the majority of NOR with 63.8% of the 2Q09 total, 4.2 p.p. up year-on-year and 1.0 p.p. up quarter-on-quarter. Telemarketing / retention and debt collection accounted for 16.7% and 14.8% of NOR, respectively, less than in the 2Q08 and 1Q09 even though both segments recorded a substantial increase in absolute terms.

Costs and Expenses

Quarterly Data				2Q09 vs. 1Q09	2Q09 vs. 2Q08
Costs and Expenses (R$ Thousand)	2Q09	1Q09	2Q08	Δ%	Δ%
Net Operating Revenue (NOR)	540,533	493,358	414,268	9.6%	30.5%
Total Costs and Expenses	(460,711)	(439,011)	(356,427)	4.9%	29.3%
% of NOR	85.2%	89.0%	86.0%	-3.8 p.p.	-0.8 p.p.
Cost of Services Rendered	(420,906)	(402,692)	(330,611)	4.5%	27.3%
% of NOR	77.9%	81.6%	79.8%	-3.7 p.p.	-1.9 p.p.
Personnel	(334,899)	(316,207)	(263,332)	5.9%	27.2%
Third-party	(60,332)	(58,892)	(48,084)	2.4%	25.5%
Rent and Insurance	(22,543)	(24,188)	(16,544)	-6.8%	36.3%
Others	(3,132)	(3,405)	(2,652)	-8.0%	18.1%
SG&A	(34,840)	(34,317)	(21,655)	1.5%	60.9%
% of NOR	6.4%	7.0%	5.2%	-0.6 p.p.	1.2 p.p.
Other Oper. Inc. & Exp., net	(4,965)	(2,002)	(4,161)	148.0%	19.3%
% of NOR	0.9%	0.4%	1.0%	0.5 p.p.	-0.1 p.p.

Half-yearly Data			6M09 vs. 6M08
Costs and Expenses (R$ Thousand)	6M09	6M08	Δ%
Net Operating Revenue (NOR)	1,033,891	805,667	28.3%
Total Costs and Expenses	(899,725)	(693,548)	29.7%
% of NOR	87.0%	86.1%	0.9 p.p.
Cost of Services Rendered	(823,599)	(644,915)	27.7%
% of NOR	79.7%	80.0%	-0.3 p.p.
Personnel	(651,106)	(513,362)	26.8%
Third-party	(119,225)	(93,400)	27.6%
Rent and Insurance	(46,730)	(32,396)	44.2%
Others	(6,538)	(5,757)	13.6%
SG&A	(69,157)	(41,313)	67.4%
% of NOR	6.7%	5.1%	1.6 p.p.
Other Oper. Inc. & Exp., net	(6,969)	(7,320)	-4.8%
% of NOR	0.7%	0.9%	-0.2 p.p.

Costs and Expenses

Costs and Expenses totaled R$ 460.7 million in the 2Q09, 29.3% up year-on-year, chiefly reflecting the substantial increase in operational volume, given that the majority of costs and expenses are variable and directly related to the volume of business.

As a percentage of NOR, they fell by 0.8 p.p., from 86.0%, in the 2Q08, to 85.2% in the 2Q09, mainly due to the relative reduction in personnel costs.

In comparison with the 1Q09, total costs and expenses decreased by 3.8 p.p. as a percentage of NOR, from 89.0% to 85.2%, once again primarily due to the relative reduction in personnel costs.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

2Q09 versus 2Q08

The Cost of Services Rendered totaled R$ 420.9 million in the 2Q09, 27.3% up year-on-year. In percentage-of-NOR terms, however, they fell by 1.9 p.p. (from 79.8% in the 2Q08 to 77.9% in the 2Q09).

  Personnel: increase of R$ 71.6 million, or 27.2%, reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$ 54.5 million); and ii) pay rises resulting from the collective bargaining agreements (R$17.1 million). However, there were operational productivity gains which reduced these costs’ relative share of net revenue;

  Third-party Services: increase of R$ 12.2 million, or 25.5%, basically due to the increase in infrastructure and facilities-related services (electricity, security, cleaning and building maintenance);

  Rent and Insurance: increase of R$ 6.0 million, or 36.3%, reflecting the leasing of new Company sites and the expansion of existing ones, contractual adjustments, and the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

2Q09 versus 1Q09

  The Cost of Services Rendered increased by R$ 18.2 million, or 4.5%, between the 1Q09 and 2Q09. As a percentage of NOR, however, they fell by 3.7 p.p. (81.6% in the 1Q09 to 77.9% in the 2Q09).

  Personnel: upturn of R$ 18.7 million, or 5.9%, due to: i) the higher average number of employees and an increase in provisions for the profit-sharing program (R$ 10 million); ii) a R$ 5.3 million increase in expenses from the collective bargaining agreement; and iii) a R$ 3.4 million upturn in labor contractual rescission costs. However, there were operational productivity gains which reduced these costs’ relative share of net revenue;

  Third-party Services: increase of R$ 1.4 million, or 2.4%, mainly thanks to the increase in infrastructure and facilities-related services (electricity, security, cleaning and building maintenance);

  Rent and Insurance: reduction of R$ 1.6 million, or 6.8%, basically reflecting the return of certain Company sites leased from third-parties due to the completion and occupation of Company sites that were still under construction in the 1Q09.

Selling, General and Administrative Expenses (SG&A)

2Q09 versus 2Q08

SG&A expenses totaled R$ 34.8 million in the 2Q09, 60.9% up on the 2Q08, essentially due to the following important factors: i) a R$ 6.6 million increase in personnel expenses thanks to the expansion of the management team; and ii) a R$ 5.0 million upturn in third-party service expenses, especially in regard to specialized services and business support consulting services, as well as higher infrastructure maintenance services.

2Q09 versus 1Q09

Second-quarter SG&A expenses moved up by R$ 0.5 million, or 1.5% , over the 1Q09, mainly due to the expansion of the management team.

EBITDA1

In general, second-quarter EBITDA recorded a substantial recovery as the operations of the Company’s main clients began to grow once again, especially in the customer service area. There were also hefty productivity gains, enabling the adjustment of the operational workforce to more appropriate levels. In addition, the Company concluded price negotiations in respect to several important contracts, which were readjusted and had a positive impact on the quarterly result.

EBITDA totaled R$ 79.8 million in the 2Q09, 38.0% and 46.9% up on the 2Q08 and 1Q09, respectively, accompanied by an EBITDA margin of 14.8%, 0.8 p.p. up year-on-year and 3.8 p.p. higher than the previous quarter.

_____________________________
1EBITDA refers to earnings before taxes, net financial expenses, depreciation and amortization. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

The main factors impacting the 0.8 p.p. year-on-year increase in the EBITDA margin were:

  Gain of 1.0 p.p. from improved productivity;
  Gain of 0.8 p.p. from annual price adjustments, whose revenue was booked after negotiations with clients were concluded, partially offset by expenses from collective bargaining agreements;
  Loss of 0.5 p.p. from higher rental costs;
  Loss of 0.3 p.p. from infrastructure and facilities-related services;
  Loss of 0.2 p.p. from other expenses.

In comparison to the 1Q09, the EBITDA margin widened by 3.8 p.p., from 11.0% to 14.8%, mainly driven by:

  Gain of 1.3 p.p. from improved productivity;
  Gain of 0.9 p.p. due to contractual price adjustments, partially offset by expenses from collective bargaining agreements;
  Non-recurring gain of 0.9 p.p. from retroactive price adjustments to contracts maturing in previous quarters, whose revenue was not provisioned as negotiations had not yet been concluded.
  Gain of 0.3 p.p. from reduced rental costs;
  Gain of 0.4 p.p. from the reduction in other expenses.

Depreciation

Depreciation increased by R$ 5.4 million, or 22.9%, over the 2Q08, reflecting the investments in the past 12 months to support business growth. In relation to the 1Q09, depreciation climbed by R$ 0.9 million or 3.3%, driven by investments in the previous quarter and in the 2Q09 to sustain operational growth.

Net Financial Result

The Net Financial Result was a negative R$ 5.7 million, versus a negative R$ 1.4 million in the 2Q08. The R$ 4.3 million, or 312.1% reduction was chiefly due to: i) a R$ 1.8 million reduction in interest on financial investments (R$ 4.4 million in the 2Q09 versus R$ 6.2 million in the 2Q08), due to the reduced volume of financial investments and lower interest rates; ii) a R$ 1.1 million increase in interest expenses (R$ 4.4 million in the 2Q09 versus R$ 3.3 million), mainly caused by the higher BNDES debt balance; and iii) a R$ 1.4 million increase in other expenses, especially IOF (financial operations tax) and the monetary correction of contingencies.

In the quarter-on-quarter comparison, the Net Financial Result fell by R$ 3.6 million, or 168.5%, mainly due to the reduced volume of financial investments and lower interest rates in the 2Q09.

Net Income

Contax posted a 2Q09 Net Income of R$ 29.8 million, R$ 9.0 million, or 43.3% , up year-on-year, mainly driven by the R$ 22.0 million upturn in EBITDA, detailed previously, partially offset by the R$ 5.4 million increase in depreciation expenses, the R$ 4.3 million reduction in the financial result and the R$ 2.7 million upturn in income and social contribution taxes due to higher taxable income.

In comparison with the 1Q09, Net Income increased by R$ 14.5 million, or 94.5%, chiefly due to the previously-detailed R$ 25.5 million improvement in EBITDA, partially offset by the R$ 0.9 million upturn in depreciation expenses, the R$ 3.6 million reduction in the financial result and the R$ 5.5 million increase in income and social contribution taxes due to higher taxable income.

Net Cash (Cash – Debt) 1

Cash and cash equivalents closed the 2Q09 at R$ 283.7 million, R$ 30.1 million, or 9.6% , down on the end of the previous quarter, due to dividend payments of R$ 49.8 million, cash expenditure of R$ 32.9 million on the investment program and net cash disbursements of R$6.3 million on financing activities, partially offset by operating cash flow of R$ 58.9 million.

Gross debt totaled R$ 235.6 million in June 2009, R$ 4.2 million down on the close of the 1Q09, mainly reflecting the amortization of leasing agreement installments. Net Cash closed the second quarter at R$ 48.1 million.

Investments (CAPEX)

Second-quarter investments totaled R$ 38.6 million, R$ 36.3 million (94.0%) of which went to the growth of the Company’s business, especially the expansion of the sites in Rio Grande do Sul, São Paulo, Rio de Janeiro and Pernambuco.

Investments						2Q09 vs. 1Q09	2Q09 vs. 2Q08	6M09 vs. 6M08
(R$ Thousand)	2Q09	1Q09	2Q08	6M09	6M08	Δ%	Δ%	Δ%
Growth Revenue	36,320	48,779	25,441	85,099	47,786	-25.5%	42.8%	78.1%
Reinvestments	1,801	2,394	7,293	4,195	8,577	-24.8%	-75.3%	-51.1%
Others	528	316	2,655	844	5,100	67.1%	-80.1%	-83.5%
Total Investment	38,649	51,489	35,389	90,138	61,463	-24.9%	9.2%	46.7%

_________________________________
1Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and cash equivalents. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Share Performance

     The 2Q09 was marked by an improvement in market risk perception. Although this scenario is still regarded with some wariness, it is nevertheless true to say that Brazil has been well positioned for the resumption of growth. Inflation is under control, real interest rates are declining to unprecedentedly low levels, foreign reserves are high and the country achieved investment grade status last year. Despite the need to implement some essential reforms, the combination of these factors is highly favorable to capital market operations, either through equity or debt issuances.

     The international front is still characterized by uncertainty, with the big multinationals recording healthy results against a background of still high unemployment. China is playing an important role in this context, chiefly in relation to Brazil, which is concentrating more and more on the Chinese market as a destination for its commodity exports.

     The Bovespa index registered its best quarterly performance since the 3Q05, recording a substantial 25.8% upturn and recouping almost half of the losses since June last year. The Dow Jones increased by 11.0%, almost wiping out the first-quarter losses, while the S&P-500 recorded its best quarterly result of the decade, climbing by 15%. The FTSE Emerging Market Index, an important emerging market performance reference, jumped by 36% in the quarter.

     Contax’s shares are already being traded above their pre-crisis levels (October 2008). In the 2Q09, the Company’s ONs, PNs and ADRs appreciated by 17.4%, 19.5% and 41.4%, respectively.

     Independently of the macroeconomic scenario or isolated stock market movements, Contax remains fully committed to its objective of sustainable and profitable growth. As for the new sector regulations, Management is more convinced than ever that the Company’s operational competitiveness and exemplary service quality will lead to growth.

Quarterly Data				2Q09 vs. 1Q09	2Q09 vs. 2Q08
Share Performance	2Q09	1Q09	2Q08	Δ%	Δ%
Number of Shares ('000)	14,943	14,943	15,857	-	-5.8%
Market Cap (R$ Million)	804.8	678.0	768.0	18.7%	4.8%
Price*
CTAX3 (R$)	54.0	46.0	53.0	17.4%	1.9%
CTAX4 (R$)	53.8	45.0	45.8	19.5%	17.5%
CTXNY (US$)	1.3	0.9	1.4	41.4%	-5.2%
Small Cap Index**	720.5	481.8	998.0	49.6%	-27.8%
Bovespa	51,465	40,926	65,018	25.8%	-20.8%
Dow Jones	8,447	7,609	11,350	11.0%	-25.6%
Avg. Daily Vol. of Shares
CTAX3	7,746	4,118	3,513	88.1%	120.5%
CTAX4	25,761	14,672	44,773	75.6%	-42.5%
CTXNY	39,381	21,761	58,675	81.0%	-32.9%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	407.7	191.6	215.9	112.8%	88.8%
CTAX4 (R$)	1,221.9	617.9	1,899.1	97.7%	-35.7%
CTXNY (US$)	39.6	18.6	73.8	113.2%	-46.4%

*Quarter's end
** Bovespa's Small Cap Index
Source: Bloomberg

Attachments

1) Income Statement

Income Statement				2Q09 vs. 1Q09	2Q09 vs. 2Q08
(R$ Thousand)	2Q09	1Q09	2Q08	Δ%	Δ%
Sales and Services Revenues	584,573	532,796	447,438	9.7%	30.6%
Deduction from Gross Revenues	(44,040)	(39,438)	(33,170)	11.7%	32.8%
Net Revenues	540,533	493,358	414,268	9.6%	30.5%
Cost of Goods Sold (COGS)	(445,681)	(427,001)	(351,215)	4.4%	26.9%
Gross Profit	94,852	66,357	63,053	42.9%	50.4%
Operating Revenue (Expenses)	(50,621)	(42,172)	(30,291)	20.0%	67.1%
Selling Expenses	(6,433)	(8,677)	(4,931)	-25.9%	30.5%
G&A Expenses	(32,604)	(29,386)	(19,700)	11.0%	65.5%
Financial Results	(5,658)	(2,107)	(1,373)	168.5%	312.1%
Financial Revenues	5,058	8,278	6,658	-38.9%	-24.0%
Financial Expenses	(10,716)	(10,385)	(8,031)	3.2%	33.4%
Other Operating Revenues	3,699	2,568	1,891	44.0%	95.6%
Other Operating Expenses	(9,625)	(4,570)	(6,178)	110.6%	55.8%
Income Before Taxes	44,231	24,185	32,762	82.9%	35.0%
Income tax and Social Contribution Provision	(13,978)	(6,593)	(7,003)	112.0%	99.6%
Deferred Income Taxes	(689)	(2,540)	(4,984)	-72.9%	-86.2%
Minority Interest	209	255	-	-18.0%	n.m.
Net Income (loss)	29,773	15,307	20,775	94.5%	43.3%
Number of Shares Excluding Treasury (in '000)	14,777	14,777	15,691	-	-5.8%
EPS (R$)	2.01	1.04	1.32	94.5%	52.2%
* n.m. not measured.

2) Balance Sheet

Balance Sheet (R$ Thousand)
Assets	06/30/2009	03/31/2009	06/30/2008
Total Assets	961,379	944,937	875,330
Current Assets	449,506	447,293	479,036
Cash and equivalents	283,688	313,778	341,434
Credits (Clients)	127,849	105,798	99,349
Deferred and Recoverable Taxes	24,232	15,129	25,888
Prepaid expenses	4,230	4,817	3,776
Others assets	9,507	7,771	8,589
Non-current Assets	511,873	497,644	396,294
Long-term Assets	90,847	84,945	58,704
Deferred and Recoverable Taxes	27,902	27,102	20,670
Judicial deposits	43,210	38,529	25,412
Credits Receivable	18,354	18,035	11,583
Others assets	1,381	1,279	1,039
Fixed Assets	421,026	412,699	337,590
Plant, property and equipament	336,945	328,162	259,425
Intangible Assets	84,081	84,537	78,165

Liabilities	06/30/2009	03/31/2009	06/30/2008
Total Liabilities	961,379	944,937	875,330
Current Liabilities	355,918	357,727	271,196
Short-term loans & financing	48,707	37,595	17,379
Suppliers	56,559	53,823	50,432
Taxes payable	40,593	23,587	30,915
Dividends payable	2,199	51,359	1,457
Wages and benefits	206,695	189,617	169,495
Others	1,165	1,746	1,519
Non-current Liabilities	274,948	286,672	284,760
Long-term Liabilities	274,948	286,672	284,760
Long-term loans & financing	186,880	202,144	230,050
Provisions	70,262	66,104	52,586
Others	17,806	18,424	2,124
Minority Interest	1,615	1,824	-
Shareholders' Equity	328,898	298,714	319,373
Capital Stock	223,873	223,873	223,873
Capital reserves	10,402	9,991	9,254
Revenue reserves	60,627	60,627	57,154
Accrued Income	33,996	4,223	29,092

3) Cash Flow

Cash Flow (R$ Thousand)	6M09	6M08
Net Cash from Operating Activities	65,987	48,513
Cash from Operating Activities	67,448	56,168
Net Income	29,773	20,775
Depreciation and Amortization	28,972	23,581
Gains (Losses) from the Sale of Fixed Assets	961	126
Contingencies and Other Provisions	6,882	6,615
Stock Option Plan	380	87
Deferred income tax and social contribution tax	689	4,984
Minority Interest	(209)	-
Change in Assets and Liabilities	(731)	(7,594)
Increase (Decrease) in Accounts Receivable	(25,094)	(15,306)
Increase (Decrease) in Prepaid Expenses	(1,238)	(83)
Increase (Decrease) in Deferred Taxes	(10,008)	14,568
Increase (Decrease) in Other Assets	(13)	(331)
Increase/ (Decrease) in Payroll and Related Charges	17,078	10,278
Increase/(Decrease) in Suppliers	2,736	872
Increase/(Decrease) in Taxes Payable	16,836	(17,549)
Increase/ (Decrease) in Other Liabilities	(1,028)	(43)
Other	(730)	(61)
Provisions for Financial Charges	(730)	(61)
Net Cash used in Investing Activities	(42,458)	(39,940)
Sale of Fixed Assets	5	36
Acquisition of Fixed Assets	(38,265)	(35,389)
Judicial Deposits	(4,198)	(4,587)
Net Cash used in Financing Activities	(53,619)	44,293
Capital Increase (Reduction)	-	-
Leasing Payments	(4,283)	(4,695)
Short-term Loans	-	-
Long-term Loans	-	61,822
Dividend Payments	(49,336)	(12,834)
Repurchase of Shares	-	-
Sale of Shares	-	-
Exchange Variation w/out Cash & Cash Equivalents	-	-
Increase (Reduction) in Cash and Cash Equivalents	(30,090)	52,866
Cash and Cash Equivalents – Beginning of Period	313,778	288,568
Cash and Cash Equivalents – End of Period	283,688	341,434

4) EBITDA Reconciliation

Quarterly Data				2Q09 vs. 1Q09	2Q09 vs. 2Q08
EBITDA Reconciliation	2Q09	1Q09	2Q08	Δ%	Δ%
Operating Income	44,231	24,185	32,762	82.9%	35.0%
(+) Financial Expenses	10,716	10,385	8,031	3.2%	33.4%
(-) Financial Revenues	(5,058)	(8,278)	(6,658)	-38.9%	-24.0%
(+) Depreciation and Amortization	28,972	28,055	23,581	3.3%	22.9%
(-) Non-recurring Expenses (Income)	961	-	126	n.m.	n.m
EBITDA	79,822	54,347	57,842	46.9%	38.0%

Half-yearly Data			6M09 vs. 6M08
EBITDA Reconciliation	6M09	6M08	Δ%
Operating Income	68,416	62,922	8.7%
(+) Financial Expenses	21,101	15,035	40.3%
(-) Financial Revenues	(13,336)	(12,084)	10.4%
(+) Depreciation and Amortization	57,026	46,134	23.6%
(-) Non-recurring Expenses (Income)	959	112	n.m
EBITDA	134,166	112,119	19.7%
n.m. not measured

5) Adjustments related to Law 11,638/07

Comparative Income Statement	1Q08			2Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS
Net Revenues	391,399	-	391,399	414,268	-	414,268
Cost of Services Rendered	(320,722)	6,419	(314,303)	(337,031)	6,420	(330,611)
Personnel	(250,030)	-	(250,030)	(263,332)	-	(263,332)
Third-party	(45,316)	-	(45,316)	(48,084)	-	(48,084)
Rentals and Insurance	(22,272)	6,419	(15,853)	(22,963)	6,420	(16,543)
Other	(3,104)	-	(3,104)	(2,652)	-	(2,652)
SG&A	(19,646)	(14)	(19,660)	(21,646)	(8)	(21,654)
Other Oper.Inc.&Exp., net	(3,159)	-	(3,159)	(4,161)	-	(4,161)
EBITDA	47,872	6,405	54,277	51,430	6,412	57,842
Deprec. &Amort.	(16,136)	(6,418)	(22,554)	(17,284)	(6,297)	(23,581)
EBIT	31,736	(13)	31,723	34,146	115	34,261
Financ. Res., net	106	(1,683)	(1,577)	430	(1,804)	(1,374)
Other Income & Expenses	14	-	14	(126)	-	(126)
Income before inc.tax	31,856	(1,696)	30,160	34,450	(1,688)	32,762
Inc.tax & Social Contr.	(10,759)	-	(10,759)	(11,987)	-	(11,987)
Minority Interest	-	-	-	-	-	-
Net Income	21,097	(1,696)	19,401	22,463	(1,688)	20,775

Comparative Income Statement	3Q08			4Q08
R$ Thousand	Previous IS	Ajustments to the LAW	Ajusted IS	Previous IS	Ajustments to the LAW	Ajusted IS
Net Revenues	464,810	-	464,810	504,251	-	504,251
Cost of Services Rendered	(363,421)	6,065	(357,356)	(406,163)	6,131	(400,032)
Personnel	(282,739)	-	(282,739)	(313,972)	-	(313,972)
Third-party	(54,003)	-	(54,003)	(60,264)	-	(60,264)
Rentals and Insurance	(23,891)	6,065	(17,826)	(28,729)	6,131	(22,598)
Other	(2,788)	-	(2,788)	(3,198)	-	(3,198)
SG&A	(32,607)	(17)	(32,624)	(33,310)	216	(33,095)
Other Oper.Inc.&Exp., net	(6,053)	-	(6,053)	(3,436)	-	(3,436)
EBITDA	62,729	6,048	68,777	61,342	6,347	67,688
Deprec. &Amort.	(22,147)	(5,986)	(28,133)	(22,010)	(4,575)	(26,584)
EBIT	40,582	62	40,644	39,332	1,772	41,104
Financ. Res., net	3,193	(1,714)	1,479	3,344	(1,923)	1,421
Other Income & Expenses	(2)	-	(2)	(1,704)	-	(1,704)
Income before inc.tax	43,773	(1,651)	42,122	40,973	(152)	40,821
Inc.tax & Social Contr.	(17,145)	-	(17,145)	(13,564)	-	(13,564)
Minority Interest	-	-	-	(3)	-	(3)
Net Income	26,628	(1,651)	24,977	27,406	(152)	27,254

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.